Nocera, Inc.

3F (Building B), No. 185, Sec. 1, Datong Rd.

Xizhi Dist., New Taipei City 221, Taiwan

July 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re: Nocera, Inc. Withdrawal of Acceleration Request

Registration Statement on Form S-1, as amended

File No. 333-264059

Ladies and Gentlemen:

Reference is made to our letter, dated July 25, 2022, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on Wednesday, July 27, 2022. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for withdrawal.

Very truly yours,

By: /s/ Yin-Chieh Cheng
Name: Yin-Chieh Cheng
Title: Chief Executive Officer and President

cc: Philip Magri, Carmel, Milazzo & Feil LLP

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